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                               August 13, 2021

       Sytse Sijbrandij
       Chief Executive Officer
       Gitlab Inc.
       268 Bush Street #350
       San Francisco, CA 94104

                                                        Re: GitLab Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Filed July 16, 2021
                                                            CIK No. 0001653482

       Dear Mr. Sijbrandij:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Prospectus Summary
       Overview, page 1

   1. For context, please disclose your dollar-based net retention rate for fiscal 2020.
       Risk Factors
       We are dependent on sales and marketing strategies..., page 20

   2. Please disclose the number of customers that use your starter and bronze tier product offerings and the
percentage of your revenues they generated for the periods presented.
 Sytse Sijbrandij
FirstName
Gitlab Inc. LastNameSytse Sijbrandij
Comapany
August  13, NameGitlab
            2021       Inc.
August
Page 2 13, 2021 Page 2
FirstName LastName
We track certain performance metrics..., page 31

3. Please provide examples of the limitations on your ability to track your performance metrics.
A portion of our revenue is generated by sales to government entities..., page
39

4. Please disclose the percentage of your revenues generated from sales to government entities for the periods presented.
The length of our sales cycle can be unpredictable..., page 41

5.       Please disclose the average length of your sales cycle.
We have a limited operating history in China..., page 44

6. Revise your risk factor to acknowledge that if the PRC government determines that the contractual arrangements part of your VIE structure for your joint venture do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, you could lose control over the assets of your joint venture.
Management   s Discussion and Analysis of Financial Condition and Results of
Operations
Key Business Metrics, page 74

7. Please revise your discussion of dollar-based net retention rate to clarify if you include self-managed license revenue in your calculation of ARR and dollar-based net retention rate.
Revenue, page 78

8. You indicate that the increase in revenue from fiscal 2020 to fiscal 2021 was attributable, in part, both to adding new customers and expanding your existing paid customers.
         Please revise to separately quantify the impact of both factors on revenue for the period presented.
Critical Accounting Policies and Estimates
Revenue Recognition, page 83

9. Please revise your disclosures on page 85 to provide more insight into the inputs and assumptions used in applying the expected cost-plus margin approach to estimate standalone selling price. Please revise to give readers a better sense of the frequency with which you use the expected cost-plus margin approach. We note that subscription revenue from self-managed offerings comprised 75% of total revenue for fiscal 2021 and that self-managed licenses are always sold with post-contract customer support.
 Sytse Sijbrandij
FirstName
Gitlab Inc. LastNameSytse Sijbrandij
Comapany
August  13, NameGitlab
            2021       Inc.
August
Page 3 13, 2021 Page 3
FirstName LastName
Business
Our Customers, page 101

10. Please disclose the number of paying customers for the periods presented.
Underwriting, page 144

11. Please disclose the exceptions to the lock-up agreements with your officers, directors and existing stockholders.
Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Revenue Recognition, page F-11

12. Please revise your discussion on page F-12 to explain in greater detail how variable consideration arises in your contracts with customers. If variable consideration is material, please also revise to disclose inputs and assumptions for allocation the transaction price to variable consideration. Please refer to ASC 606-10-50-20.
13. Please revise your discussion on page F-13 to more fully explain the type of observable data points used in estimating stand-alone selling price using the expected cost plus margin approach. Please refer to ASC 606-10-50-20(c).
17. Subsequent Events, page F-32

14. Please provide us with a breakdown of the details of all stock-based compensation awards granted since the beginning of fiscal 2022, including the fair value of the underlying stock used to value such awards. To the extent there were any significant fluctuations in the fair values, please describe for us the factors that contributed to such fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology.
General

15. We note that you are a remote-only company and do not maintain a headquarters. Please tell us how you will facilitate compliance with, for example, Securities Exchange Act
         Rules 14a-8 and 14d-3(a)(2)(i).
16. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
 Sytse Sijbrandij
FirstName
Gitlab Inc. LastNameSytse Sijbrandij
Comapany
August  13, NameGitlab
            2021       Inc.
August
Page 4 13, 2021 Page 4
FirstName LastName
        You may contact Lisa Etheredge, Senior Staff Accountant, at (202) 551-3424 or Robert
Littlepage, Accounting Branch Chief, at (202) 551- 3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff
Attorney, at (202) 551-3447 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:      Ryan Mitteness, Esq.